SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                             InfoInterActive Inc.
______________________________________________________________________________
                               (Name of Issuer)

                       Common Shares, without par value
______________________________________________________________________________
                        (Title of Class of Securities)

                                   45691810C
______________________________________________________________________________
                                (CUSIP Number)

                            Paul T. Cappuccio, Esq.
                 Executive Vice President and General Counsel
                             AOL Time Warner Inc.
                             75 Rockefeller Plaza
                           New York, New York 10019
                                (212) 484-8000

                                With a copy to:

                             Peter S. Malloy, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 18, 2001
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                        (Continued on following pages)
                             (Page 1 of 18 pages)

CUSIP No. 4569810C                    13D                   Page 2 of 18 Pages


______________________________________________________________________________
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        AOL Time Warner Inc.
        I.R.S. Identification No. - 13-4099534

______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
(3)  SEC USE ONLY



______________________________________________________________________________
(4)  SOURCE OF FUNDS*

        OO

______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

______________________________________________________________________________
               (7)  SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _______________________________________________________________
               (8)  SHARED VOTING POWER
BENEFICIALLY
                    7,162,128 (1)
  OWNED BY
               _______________________________________________________________
    EACH       (9)  SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _______________________________________________________________
              (10)  SHARED DISPOSITIVE POWER
    WITH
                    3,073,506 (2)

______________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,162,128

______________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

______________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32.7%

______________________________________________________________________________
(14)  TYPE OF REPORTING PERSON*

        HC

______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 4569810C                    13D                   Page 3 of 18 Pages


______________________________________________________________________________
(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        America Online, Inc.
        I.R.S. Identification No. - 54-1322110

______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

______________________________________________________________________________
(3)  SEC USE ONLY



______________________________________________________________________________
(4)  SOURCE OF FUNDS*

        OO

______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

______________________________________________________________________________
               (7)  SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _______________________________________________________________
               (8)  SHARED VOTING POWER
BENEFICIALLY
                    7,162,128 (1)
  OWNED BY
               _______________________________________________________________
    EACH       (9)  SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _______________________________________________________________
              (10)  SHARED DISPOSITIVE POWER
    WITH
                    3,073,506 (2)

______________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,162,128

______________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

______________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        32.7%

______________________________________________________________________________
(14)  TYPE OF REPORTING PERSON*

        CO

______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 4569810C                    13D                   Page 4 of 18 Pages


(1) 5,729,510 Common Shares, options to acquire 895,118 Common Shares ("Issuer Options") and warrants to acquire 537,500 Common Shares ("Warrants") (collectively, the "Securities") of InfoInterActive Inc. (the "Issuer") covered by this Schedule 13D are subject to (i) a Shareholder Agreement, dated as of May 18, 2001 (the "Aliant Shareholder Agreement"), among America Online, Inc. ("America Online"), IAN Acquisition ULC ("Acquiror") and Aliant, Inc. ("Aliant"), (ii) a Shareholder Agreement, dated as of May 18, 2001 (the "Key Employees Shareholder Agreement" ), among America Online, Acquiror, William McMullin, Michael Smith, Steve Murphy, Patricia Muzyk, Cheryl Hann, Lisa Hartling, Liam Keast, David Trueman, Brad Spencer and Eldon Olmstead (such individuals, collectively, the "Key Employees"), (iii) a Shareholder Agreement, dated as of May 18, 2001 (the "Intel Shareholder Agreement"), among America Online, Acquiror, the Issuer and Intel Corporation ("Intel"), (iv) a Shareholder Agreement, dated as of May 18, 2001 (the "ADC Shareholder Agreement"), among America Online, Acquiror, ADC Telecommunications Inc. ("ADC") and ADC ESD, Inc. ("ADC Subsidiary"), and (v) a Shareholder Agreement, dated as of May 18, 2001 (the "Directors Shareholder Agreement," and such agreements, collectively, the "Shareholder Agreements") among America Online, Acquiror, Mark Milazzo, William H.R. Smith, Dennis Connor, Tony Van Marken, Garnet Schulhauser and Bob Krueger (such individuals, collectively, the "Directors"), pursuant to each of which, among other things, Aliant, the Key Employees, Intel, ADC, ADC Subsidiary, and the Directors (collectively, the "Shareholders"), severally and not jointly (except for ADC and ADC Subsidiary), have agreed to vote (or cause to be voted) all of the Securities beneficially owned by the Shareholders in favor of the proposed acquisition by Acquiror of all outstanding Securities of the Issuer pursuant to a statutory arrangement under the Business Corporations Act (Alberta). AOL Time Warner Inc. and America Online (collectively, the "Reporting Persons") expressly disclaim beneficial ownership of any of the Securities covered by the Shareholder Agreements. Based on the number of Securities outstanding on May 18, 2001, as represented by the Issuer in the Acquisition Agreement, dated as of May 18, 2001 (the "Acquisition Agreement"), among America Online, Acquiror and the Issuer, the number of Securities covered by the Shareholder Agreements represents approximately 32.7% of the outstanding Common Shares on a fully diluted basis (and approximately 32.7% of the voting power of the outstanding Common Shares on a fully diluted basis).

(2) 3,073,506 Common Shares are purchasable by America Online upon exercise of options granted to America Online as of May 18, 2001 on the Securities held by Aliant and the Key Employees, as described in Items 5 and 6 of this Schedule 13D (collectively, the "Shareholder Options"). Prior to the exercise of each Shareholder Option, America Online is not entitled to any rights as a shareholder or optionholder of the Issuer as to the Securities covered by the Shareholder Options. Each Shareholder Option may only be exercised upon the happening of certain events referred to in Item 6, none of which has occurred as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of any Common Shares that are purchasable by the Reporting Persons upon exercise of any Shareholder Options until such time as the Reporting Persons purchases any such Common Shares upon any such exercise. Based on the number of Securities outstanding on May 18, 2001, as represented by the Issuer in the Acquisition Agreement, the number of Securities covered by the Shareholder Agreements represents approximately 14.0% of the outstanding Common Shares on a fully diluted basis (and approximately 14.0% of the voting power of the outstanding Common Shares on a fully diluted basis). The Securities subject to the Shareholder Options are the same Securities subject to the voting provisions of the Aliant Shareholder Agreement and the Key Employees Shareholder Agreement in Note (1) above. The power to vote and to dispose of these Securities is shared between the Reporting Persons.

CUSIP No. 4569810C                    13D                   Page 5 of 18 Pages

Item 1.  Security and Issuer

          This initial statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares, without par value (the "Common Shares"), of InfoInterActive Inc., an Alberta corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1550 Bedford Highway, Suite 600, Sun Tower, Bedford, Nova Scotia, B4A 1E6, Canada.

Item 2.  Identity and Background

          This Schedule 13D is filed by AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and America Online, Inc., a Delaware corporation ("America Online", and together with AOL Time Warner, the "Reporting Persons"), having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166. As provided in the Joint Filing Agreement filed as
Exhibit 7 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly with respect to their beneficial ownership of Common Shares. By reason of America Online's status as a direct wholly owned subsidiary of AOL Time Warner, AOL Time Warner may be deemed to beneficially own, in the aggregate, all of the Common Shares, Issuer Options and Warrants beneficially owned by America Online.

          AOL Time Warner is the first internet powered media and communications company. Its business interests include: interactive services, cable systems, publishing, music, cable, and broadcast television networks and filmed entertainment. Substantially all of AOL Time Warner's interests in filmed entertainment, most of its interests in cable systems, and a portion of its interests in cable networks are held through Time Warner Entertainment Company, L.P., a Delaware limited partnership in which AOL Time Warner has a majority interest. America Online is a direct, wholly owned subsidiary of AOL Time Warner. America Online is the world's leader in branded interactive services and content.

          To the best knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation of employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules I and II hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 4569810C                    13D                   Page 6 of 18 Pages

          This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

Item 3.  Source and Amount of Funds or Other Consideration

          The information set forth, or incorporated by reference, in Items 4 through 6 is hereby incorporated herein by reference. Except as disclosed herein, the Reporting Persons did not pay additional consideration to Aliant (as defined in Item 6) or the Key Employees (as defined in Item 6) in connection with obtaining the Aliant Option (as defined in Item 6) or the Key Employee Options (as defined in Item 6), respectively, and the Reporting Persons did not pay additional consideration to Aliant, the Key Employees, Intel (as defined in Item 6), ADC (as defined in Item 6), ADC Subsidiary (as defined in Item 6), or the Directors (as defined in Item 6) (collectively, the "Shareholders") in connection with entering into the Shareholder Agreements (as defined in Item 6). If America Online elects to exercise the Aliant Option or the Key Employee Options, America Online currently expects to pay the exercise price thereunder from its working capital.

Item 4.  Purpose of the Transaction.

          (a) - (j) America Online entered into an Acquisition Agreement, dated as of May 18, 2001 (the "Acquisition Agreement"), with the Issuer and IAN Acquisition ULC, a Nova Scotia unlimited liability company and an indirect wholly owned subsidiary of America Online ("Acquiror"), providing for, among other things, the acquisition of all of the outstanding Common Shares (the "Arrangement") by Acquiror pursuant to a statutory arrangement under the Business Corporations Act (Alberta) in accordance with the terms and conditions of the Acquisition Agreement. The Arrangement is subject to approval by holders of the Issuer's Common Shares, options to acquire Common Shares granted under the Issuer's Stock Option Plans (as defined in the Acquisition Agreement) ("Issuer Options"), and warrants to acquire Common Shares pursuant to the Warrant Indenture, dated as of September 3, 1999, between the Issuer and Montreal Trust Company of Canada (the "Warrants"). In addition, the Arrangement is also subject to required court and regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Acquisition Agreement. As used herein, the term "Securities" refers to the Common Shares, Issuer Options and Warrants of the Issuer, collectively.

          Pursuant to the Acquisition Agreement, and subject to the conditions described therein, the Reporting Persons through Acquiror will acquire beneficial ownership of all of the Common Shares of the Issuer in the Arrangement. Upon consummation of the Arrangement, (i) the Issuer will become an indirect wholly-owned subsidiary of the Reporting Persons, (ii) the Common Shares will no longer be publicly traded on any stock exchanges in Canada or the United States, (iii) the Board of Directors of the Issuer will be replaced by persons chosen by or on behalf of the Reporting Persons, and (iv) the Issuer's charter and bylaws may be amended by the Acquiror as its sole shareholder. In addition, America Online currently intends to cause,

CUSIP No. 4569810C                    13D                   Page 7 of 18 Pages

upon the consummation of the Arrangement, the Issuer to (i) be continued from Alberta to Nova Scotia in accordance with applicable Canadian law such that upon consummation of such continuance, the Issuer will be governed by Nova Scotia law, and (ii) to amalgamate with Acquiror or an affiliate of Acquiror in accordance with Nova Scotia law.

          America Online and Acquiror also entered into certain Shareholder Agreements (as defined in Item 6) to support the Arrangement. These Shareholder Agreements are discussed specifically in Items 5 and 6, and the information set forth in Items 5 and 6 is hereby incorporated herein by reference.

          References to, and descriptions of, the Acquisition Agreement and the Shareholder Agreements as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Acquisition Agreement and the Shareholder Agreements included as Exhibits 1 through 6, respectively, to this
Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

          The information set forth, or incorporated by reference, in Items 4 and 6 is hereby incorporated by reference.

          With respect to the Aliant Shareholder Agreement (as defined in Item
6) and the Key Employees Shareholder Agreement (as defined in Item 6), the aggregate number of Securities covered by these Shareholder Agreements is 2,378,388 Common Shares and 695,118 Issuer Options, which constitutes, based on the number of Securities outstanding on May 18, 2001 as represented by the Issuer in the Acquisition Agreement, in the aggregate, approximately 14.0% of the outstanding Common Shares on a fully diluted basis (or approximately 14.0% of the voting power of the outstanding Common Shares on a fully diluted basis). These Securities are subject to the Aliant Option and the Key Employee Options.

          With respect to the Intel Shareholder Agreement (as defined in Item
6), the ADC Shareholder Agreement (as defined in Item 6) and the Directors Shareholder Agreement (as defined in Item 6), the aggregate number of Securities covered by these Shareholder Agreements is 3,351,122 Common Shares, 200,000 Issuer Options and 537,500 Warrants, which constitutes, based on the number of Securities outstanding on May 18, 2001 as represented by the Issuer in the Acquisition Agreement, in the aggregate, approximately 18.7% of the outstanding Common Shares on a fully diluted basis (and approximately 18.7% of the voting power of the outstanding Common Shares on a fully diluted basis).

          In total, the aggregate number of Securities covered by all of the Shareholder Agreements is 7,162,128, which constitutes, based on the number of Securities outstanding on May 18, 2001 as represented by the Issuer in the Acquisition Agreement, approximately 32.7% of the outstanding Common Shares on a fully diluted basis (and approximately 32.7% of the voting power of the outstanding Common Shares on a fully diluted basis).

CUSIP No. 4569810C                    13D                   Page 8 of 18 Pages

          By virtue of the Aliant Shareholder Agreement and Key Employees Shareholder Agreement, the Reporting Persons may be deemed to share with Aliant (as defined in Item 6) and the Key Employees (as defined in Item 6) the power to vote the Common Shares and Issuer Options covered by these Shareholder Agreements. However, prior to the exercise of the Aliant Option or the Key Employee Option, the Reporting Persons (i) are not entitled to any rights as holders of the Common Shares or the Issuer Options covered by these Shareholder Agreements and (ii) expressly disclaim any beneficial ownership of Common Shares and Issuer Options covered by these Shareholder Agreements.

          In addition, by virtue of the Aliant Option and the Key Employee Options, the Reporting Persons may be deemed to share the power to dispose of these Common Shares and Issuer Options with Aliant and the Key Employees. However, the Reporting Persons further expressly disclaim any beneficial ownership of Common Shares and Issuer Options which the Reporting Persons may have because of the existence of the Aliant Option or the Key Employee Options, because the Aliant Option and the Key Employee Options are exercisable only in the limited circumstances referred to in Item 6 below, and none of these limited circumstances has occurred as of the date hereof. If the Aliant Option or the Key Employee Options were to be exercised, the Reporting Persons would have the sole right to dispose of and to vote the Common Shares delivered as a result of such exercise. The power to vote and to dispose of these Securities is shared between the Reporting Persons. See the information in Item 6 below with respect to the Aliant Shareholder Agreement and Key Employees Shareholder Agreement, which information is incorporated herein by reference.

          By virtue of the Intel Shareholder Agreement, the ADC Shareholder Agreement and the Directors Shareholder Agreement, the Reporting Persons may be deemed to share with Intel (as defined in Item 6), ADC (as defined in Item
6), ADC Subsidiary (as defined in Item 6), and the Directors (as defined in
Item 6) the power to vote the Common Shares, Issuer Options and Warrants subject to their respective Shareholder Agreements. However, the Reporting Persons (i) are not entitled to any rights as holders of the Common Shares, Issuer Options and Warrants subject to these Shareholder Agreements and (ii) expressly disclaim any beneficial ownership of the Common Shares, Issuer Options and Warrants covered by these Shareholder Agreements. See the information in Item 6 with respect to Intel, ADC, ADC Subsidiary, the Directors and their respective Shareholder Agreements, which information is incorporated herein by reference.

          This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this Schedule 13D will be filed that will disclose such change.

          Other than as set forth in this Item 5 and subject to the immediately preceding paragraph, to the best of the Reporting Persons' knowledge as of the date hereof (i) neither the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially own any Common Shares, Issuer Options or Warrants, and (ii) there have been no transactions in Common Shares, Issuer Options or Warrants effected during the past 60 days by the Reporting

CUSIP No. 4569810C                    13D                   Page 9 of 18 Pages

Persons, nor to the best of the Reporting Persons' knowledge, by any of the Reporting Persons' executive officers or directors.

          No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares obtainable by the Reporting Persons upon exercise of the Aliant Option and the Key Employee Options.

          References to, and descriptions of, the Shareholder Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Shareholder Agreements included as Exhibits 2 through 6 to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth, or incorporated by reference, in Items 4 and 5 is hereby incorporated by reference.

          In support of the Arrangement contemplated by the Acquisition Agreement entered into by America Online and Acquiror with the Issuer, America Online and Acquiror entered into two Shareholder Agreements pursuant to which options were granted to America Online to acquire, upon the terms and conditions specified therein, the Securities subject to such options and pursuant to which the other parties thereto agreed to vote the Securities beneficially owned by them in favor of the Arrangement, as more fully described below.

          As a condition to the willingness of, and as an inducement to, America Online and Acquiror to enter into the Acquisition Agreement, America Online and Acquiror entered into a Shareholder Agreement, dated as of May 18, 2001 (the "Aliant Shareholder Agreement"), with Aliant, Inc. ("Aliant"), whereby Aliant granted to America Online an option (the "Aliant Option") to acquire, under certain circumstances described therein, all of the Securities beneficially owned by it at a purchase price per share equal to $1.42 per share, subject to adjustment as provided therein. In addition, subject to certain terms and conditions, Aliant agreed to vote all of the Securities beneficially owned by it in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As of May 18, 2001, the Aliant Shareholder Agreement covered an aggregate of 1,091,667 Common Shares, which represents approximately 5.0% of the outstanding Common Shares on a fully diluted basis (and approximately 5.0% of the voting power of the outstanding Common Shares on a fully diluted basis). America Online did not pay additional consideration to Aliant in connection with Aliant entering into the Aliant Shareholder Agreement and granting the Aliant Option.

          Upon the terms and subject to the conditions set forth in the Aliant Shareholder Agreement, America Online may exercise the Aliant Option commencing upon the "Exercise Date" and prior to the "Expiration Date," and effective upon the execution of the Aliant Shareholder Agreement and until the "Expiration Date," Aliant is obligated to vote all of the

CUSIP No. 4569810C                    13D                  Page 10 of 18 Pages

Securities beneficially owned by it in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As used therein, the "Exercise Date" means the first to occur of (i) any event or condition as a result of which America Online would be entitled to terminate the Acquisition Agreement pursuant to
Section 8.1(d) (provided that with respect to Section 8.1(d), at the time of such termination, a Competing Proposal (as defined in the Acquisition Agreement) has been publicly announced or is generally known by the Issuer's shareholders), Section 8.1(e), or Section 8.1(f) or otherwise to receive the Termination Fee (as defined in the Acquisition Agreement) pursuant to Section 8.3(b) of the Acquisition Agreement (in each case, whether or not the Acquisition Agreement is terminated) or (ii) any material breach by Aliant of any provision of the Aliant Shareholder Agreement. As used therein, the term "Expiration Date" means the first to occur of (i) the Effective Time of the Arrangement (the "Effective Time"), (ii) receipt by Aliant of written notice of termination of the Aliant Shareholder Agreement by America Online, or (iii) September 30, 2001.

          As a condition to the willingness of, and as an inducement to, America Online and Acquiror to enter into the Acquisition Agreement, America Online and Acquiror entered into a Shareholder Agreement, dated as of May 18, 2001 (the "Key Employees Shareholder Agreement"), with William McMullin, Michael Smith, Steve Murphy, Patricia Muzyk, Cheryl Hann, Lisa Hartling, Liam Keast, David Trueman, Brad Spencer and Eldon Olmstead (collectively, the "Key Employees"), whereby the Key Employees each granted to America Online an option (collectively, the "Key Employee Options") to acquire, under certain circumstances described therein, all of the Securities beneficially owned by them at a purchase price per share equal to $1.42 per share, subject to adjustment as provided therein. In addition, subject to certain terms and conditions, each Key Employee agreed to vote all of the Securities beneficially owned by such person in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As of May 18, 2001, the Key Employees Shareholder Agreement covered an aggregate of 1,286,721 Common Shares and 695,118 Issuer Options, which represents approximately 9.1% of the outstanding Common Shares on a fully diluted basis (and approximately 9.1% of the voting power of the outstanding Common Shares on a fully diluted basis). America Online did not pay additional consideration to the Key Employees in connection with the Key Employees entering into the Key Employees Shareholder Agreement and granting the Key Employee Options.

          Upon the terms and subject to the conditions set forth in the Key Employees Shareholder Agreement, America Online may exercise the Key Employee Option commencing upon the "Exercise Date" and prior to the "Expiration Date," and effective upon execution of the Key Employees Shareholder Agreement and until the "Expiration Date," the Key Employees are obligated to vote all of the Securities beneficially owned by them in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As used therein, the "Exercise Date" means the first to occur of (i) any event or condition as a result of which America Online would be entitled to terminate the Acquisition Agreement pursuant to
Section 8.1(d) (provided that with respect to Section 8.1(d), at the time of such termination, a Competing Proposal has been publicly announced or is generally known by the Issuer's shareholders), Section 8.1(e), or Section 8.1(f) or otherwise to receive the Termination Fee pursuant to Section 8.3(b) of the Acquisition Agreement (in each

CUSIP No. 4569810C                    13D                  Page 11 of 18 Pages

case, whether or not the Acquisition Agreement is terminated) or (ii) with respect to the Key Employee Options from any particular Key Employee, any material breach by such Key Employee of any provision of the Key Employees Shareholder Agreement. As used therein, the term "Expiration Date" means the first to occur of (i) the Effective Time, (ii) with respect to any Key Employee, receipt by such Key Employee of written notice of termination of the Key Employees Shareholder Agreement by America Online, or (iii) the date that is thirteen months from the date of termination of the Acquisition Agreement.

          In addition to the Aliant Shareholder Agreement and the Key Employees Shareholder Agreement, America Online and Acquiror also entered into three other Shareholder Agreements relating to the voting of Securities, but without the grant of any option to America Online to acquire Securities, each as described below.

          As a condition to the willingness of, and as an inducement to, America Online and Acquiror to enter into the Acquisition Agreement, America Online and Acquiror entered into a Shareholder Agreement, dated as of May 18, 2001 (the "Intel Shareholder Agreement"), with the Issuer and Intel Corporation, a Delaware corporation ("Intel"). Pursuant to the Intel Shareholder Agreement and subject to the terms and conditions thereof, Intel agreed to vote all of the Securities beneficially owned by it in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As of May 18, 2001, the Intel Agreement covered an aggregate of 1,803,922 Common Shares, which represents approximately 8.2% of the outstanding Common Shares on a fully diluted basis (and approximately 8.2% of the voting power of the outstanding Common Shares on a fully diluted basis). America Online did not pay additional consideration to Intel in connection with the execution and delivery of the Intel Shareholder Agreement.

          Effective upon the execution of the Intel Shareholder Agreement and subject to the other terms and conditions thereof, Intel is obligated to vote all of the Securities beneficially owned by it in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder, until the Intel Shareholder Agreement terminates upon the first to occur of (i) the Effective Time, (ii) receipt by Intel of written notice of termination of the Intel Shareholder Agreement by America Online, (iii) the termination of the Acquisition Agreement, (iv) at the election of Intel, if either America Online or Acquiror commits a material breach of any provision of the Intel Shareholder Agreement upon written notice by Intel to America Online and Acquiror, (v) 150 days after the date of execution thereof, and (vi) upon any material change to the Plan of Arrangement or the Acquisition Agreement, in either case in a manner that is adverse to Intel and except for changes contemplated by Section 2.3 of the Acquisition Agreement.

          As a condition to the willingness of, and as an inducement to, America Online and Acquiror to enter into the Acquisition Agreement, America Online and Acquiror entered into a Shareholder Agreement, dated as of May 18, 2001 (the "ADC Shareholder Agreement"), with ADC Telecommunications Inc., a Minnesota corporation ("ADC"), and ADC ESD, Inc., a Delaware corporation and a wholly-owned subsidiary of ADC ("ADC Subsidiary"). Pursuant to the ADC Shareholder Agreement and subject to the terms and conditions thereof, ADC and ADC Subsidiary each agreed to vote all of the Securities beneficially owned by them in favor of the

CUSIP No. 4569810C                    13D                  Page 12 of 18 Pages

approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As of May 18, 2001, the ADC Agreement covered an aggregate of 1,475,000 Common Shares and 537,500 Warrants, which represents in the aggregate approximately 9.2% of the outstanding Common Shares on a fully diluted basis (and approximately 9.2% of the voting power of the outstanding Common Shares on a fully diluted basis). America Online did not pay additional consideration to ADC or ADC Subsidiary in connection with the execution and delivery of the ADC Shareholder Agreement.

          Effective upon the execution of the ADC Shareholder Agreement and subject to the other terms and conditions thereof, ADC and ADC Subsidiary are obligated to vote all of the Securities beneficially owned by them in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement and the Plan of Arrangement thereunder, until the ADC Shareholder Agreement terminates upon the first to occur of (i) the Effective Time, (ii) receipt by ADC and ADC Subsidiary of written notice of termination of the ADC Shareholder Agreement by America Online, or (iii) the date of the termination of the Acquisition Agreement.

          As a condition to the willingness of, and as an inducement to, America Online and Acquiror to enter into the Acquisition Agreement, America Online and Acquiror entered into a Shareholder Agreement, dated as of May 18, 2001 (the "Directors Shareholder Agreement") with Mark Milazzo, William H.R. Smith, Dennis Connor, Tony Van Marken, Garnet Schulhauser and Bob Krueger, each of whom is a member of the Board of Directors of the Issuer (collectively, the "Directors"). Pursuant to the Directors Shareholder Agreement and subject to the terms and conditions thereof, the Directors each agreed to vote all of the Securities beneficially owned by them in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement, and the Plan of Arrangement thereunder. As of May 18, 2001, the Directors Agreement covered an aggregate of 72,200 Common Shares and 200,000 Issuer Options, which represents in the aggregate approximately 1.2% of the outstanding Common Shares on a fully diluted basis (and approximately 1.2% of the voting power of the outstanding Common Shares on a fully diluted basis). America Online did not pay additional consideration to the Directors in connection with the execution and delivery of the Directors Shareholder Agreement.

          Effective upon the execution of the Directors Shareholder Agreement and subject to the other terms and conditions thereof, the Directors are obligated to vote all of the Securities beneficially owned by them in favor of the approval, adoption, consent and ratification of the Arrangement, the Acquisition Agreement and the Plan of Arrangement thereunder, until the Directors Shareholder Agreement terminates upon the first to occur of (i) the Effective Time, (ii) with respect to any Director, receipt by such Director of written notice of termination of the Directors Shareholder Agreement by America Online, or (iii) the date of termination of the Acquisition Agreement.

          References to, and descriptions of, the Aliant Shareholder Agreement, the Key Employees Shareholder Agreement, the Intel Shareholder Agreement, the ADC Shareholder Agreement, and the Directors Shareholder Agreement (collectively, the "Shareholder Agreements") and the Acquisition Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Shareholder Agreements and the Acquisition

CUSIP No. 4569810C                    13D                  Page 13 of 18 Pages

Agreement included as Exhibits 1 through 6, respectively, to this Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

          The number of Securities covered by a Shareholder Agreement and the percentage that such number of Securities represents of the Common Shares of the Issuer on a fully diluted basis are based upon the representations of the relevant parties in the Shareholder Agreements and the representations of the Issuer in the Acquisition Agreement, respectively, in each case as of May 18, 2001. Capitalized terms used in Item 6 but not otherwise defined herein have the respective meanings assigned to them in the Acquisition Agreement.

          To the best of each Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no other material contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to the Securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

                               INDEX OF EXHIBITS

                           Description
                           -----------

Exhibit 1 Acquisition Agreement, dated as of May 18, 2001, among America Online, the Issuer and the Acquiror.

Exhibit 2 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror and Aliant.

Exhibit 3 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror and the Key Employees.

Exhibit 4 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror, the Issuer and Intel.

Exhibit 5 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror, ADC, and ADC Subsidiary.

Exhibit 6 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror and the Directors.

Exhibit 7 Joint Filing Agreement dated as of May 29, 2001, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No. 4569810C                    13D                  Page 14 of 18 Pages

                                  SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2001

                                       AOL TIME WARNER INC.



                                      By: /s/ J. Michael Kelly
                                          --------------------
                                          Name:  J. Michael Kelly
                                          Title: Executive Vice President
                                                 and Chief Financial Officer


                                       AMERICA ONLINE, INC.



                                       By: /s/ Joseph A. Ripp
                                           -------------------
                                           Name:  Joseph A. Ripp
                                           Title: Executive Vice President,
                                                  Chief Financial Officer
                                                  and Treasurer

CUSIP No. 4569810C                    13D                  Page 15 of 18 Pages


                               INDEX OF EXHIBITS


                           Description
                           -----------

Exhibit 1 Acquisition Agreement, dated as of May 18, 2001, among America Online, the Issuer and the Acquiror.

Exhibit 2 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror and Aliant.

Exhibit 3 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror and the Key Employees.

Exhibit 4 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror, the Issuer and Intel.

Exhibit 5 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror, ADC, and ADC Subsidiary.

Exhibit 6 Shareholder Agreement, dated as of May 18, 2001, among America Online, the Acquiror and the Directors.

Exhibit 7 Joint Filing Agreement dated as of May 29, 2001, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No. 4569810C                    13D                  Page 16 of 18 Pages


                                  SCHEDULE I

              DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
------------------

Name                      Present Principal Occupation
----                      ----------------------------

Stephen M. Case           Chairman of the Board, AOL Time Warner Inc.

Gerald M. Levin           Chief Executive Officer, AOL Time Warner Inc.

Kenneth J. Novack         Vice Chairman, AOL Time Warner Inc.

R.E. Turner               Vice Chairman and Senior Advisor, AOL Time Warner
                          Inc.

Daniel F. Akerson         Chairman of the Board and Chief Executive Officer;
                          XO Communications, Inc.; 11111 Sunset Hills Road;
                          Reston, VA 20190 (a broadband and communications company)

James L. Barksdale        Partner; The Barksdale Group c/o AOL Time Warner Inc.
                          (a venture capital firm)

Stephen F. Bollenbach     President and Chief Executive Officer; Hilton Hotels
                          Corporation; 9336 Civic Center Drive; Beverly Hills,
                          CA 90210

Frank J. Caufield         Partner; Kleiner Perkins Caufield & Byers; Four
                          Embarcadero Center; San Francisco, CA 94111 (a venture capital partnership)

Miles R. Gilburne         Director; AOL Time Warner Inc.

Carla A. Hills            Chairman and Chief Executive Officer; Hills &
                          Company; 1200 19th Street, NW; Washington, DC 20036
                          (international trade and investment consultants)


Reuben Mark               Chief Executive Officer; Colgate-Palmolive Company;
                          300 Park Avenue; New York, NY 10022 (consumer products)

CUSIP No. 4569810C                    13D                  Page 17 of 18 Pages


Michael A. Miles          Former Chairman of the Board and Chief Executive
                          Officer of Phillip Morris Companies Inc.; Director of Various Companies; Three Lakes Drive; Northfield,
                          IL 60093

Richard D. Parsons        Co-Chief Operating Officer, AOL Time Warner Inc.

Robert W. Pittman         Co-Chief Operating Officer, AOL Time Warner Inc.

Franklin D. Raines        Chairman and Chief Executive Officer; Fannie Mae;
                          3900 Wisconsin Avenue NW; Washington, DC 20016-2806
                          (a non-banking financial services company)

Francis T. Vincent, Jr.   Chairman of Vincent Enterprises (private Investor)
                          and Director of Various Companies; 300 First Stamford
                          Place; Stamford, CT 06902


Executive Officers Who Are Not Directors
----------------------------------------

Name                      Title and Present Principal Occupation
----                      --------------------------------------

Paul T. Cappuccio         Executive Vice President, General Counsel and
                          Secretary; AOL Time Warner Inc.

David Colburn             Executive Vice President; AOL Time Warner Inc.

Adolf DiBiasio            Executive Vice President, Strategy & Investments;
                          AOL Time Warner Inc.

J. Michael Kelly          Executive Vice President and Chief Financial
                          Officer; AOL Time Warner Inc.

Kenneth B. Lerer          Executive Vice President; AOL Time Warner Inc.

William J. Raduchel       Executive Vice President and Chief  Technology
                          Officer; AOL Time Warner Inc.

Mayo S. Stuntz, Jr.        Executive Vice President; AOL Time Warner Inc.

George Vradenburg, III    Executive Vice President for Global and Strategic
                          Policy; AOL Time Warner Inc.

CUSIP No. 4569810C                    13D                  Page 18 of 18 Pages


                                  SCHEDULE II

           DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

          The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors        Present Principal Occupation
------------------        ----------------------------

Name and Title
--------------

Paul T. Cappuccio         Executive Vice President, General Counsel and
                          Secretary; AOL Time Warner Inc.

J. Michael Kelly          Executive Vice President and Chief Financial
                          Officer; AOL Time Warner, Inc.

Barry M. Schuler          Chairman and Chief Executive Officer, America
                          Online, Inc.


Executive Officers Who Are Not Directors
----------------------------------------

Name                      Title and Present Principal Occupation
----                      --------------------------------------

Janice Brandt             Vice Chair and Chief Marketing Officer;
                          America Online, Inc.

Theodore J. Leonsis       Vice Chair and New Product Officer;
                          America Online, Inc.

Raymond J. Oglethorpe     President; America Online, Inc.

Joseph A. Ripp            Executive Vice President, Chief Financial Officer
                          and Treasurer; America Online, Inc.

Mark E. Stavish           Executive Vice President, Human Resources; America
                          Online, Inc.

Randall J. Boe            Senior Vice President, General Counsel and
                          Secretary; America Online, Inc.

Ann Brackbill             Senior Vice President, Corporate Communications;
                          America Online, Inc.